# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amentum Holdings, Inc., CIK 0002011286
CUSIP: 023939101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4800 Westfields Blvd., Suite #400, Chantilly, Virginia (VA), 20151
Date of event which requires filing of this statement: 12/17/2024
Filed by CIK 0001621183
Persons authorized to receive notices and communications: Eric L. Schondorf, Gen Counsel, American Securities LLC, 590 Madison Avenue, 38th Floor, New York, New York (NY), 10022, (212) 476-8000

## Reporting persons
- ASP Amentum Investco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 43,893,904; sole dispositive power 0; shared dispositive power 43,893,904; aggregate amount beneficially owned 43,893,904 (18.04% of the class)
- ASP Manager Corp. (CIK 0001621183): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 43,893,904; sole dispositive power 0; shared dispositive power 43,893,904; aggregate amount beneficially owned 43,893,904 (18.04% of the class)
- American Securities LLC (CIK 0001475483): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 43,893,904; sole dispositive power 0; shared dispositive power 43,893,904; aggregate amount beneficially owned 43,893,904 (18.04% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Amentum Holdings, Inc.
Address of issuer's principal executive offices: 4800 Westfields Blvd., Suite #400, Chantilly, Virginia (VA), 20151
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (each, a "Common Share"), of Amentum Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4800 Westfields Blvd., Suite #400, Chantilly, Virginia 20151.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by ASP Amentum Investco LP, a Delaware limited partnership, ASP Manager Corp., a Delaware corporation and American Securities LLC, a Delaware limited liability company, (each of the foregoing, a "Reporting Person").
Residence or business address: The business address of each of the Reporting Persons is c/o American Securities LLC, 590 Madison Avenue, 38th Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investing.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person after reasonably inquiry, any of the other persons listed in Annex A, which is filed as Exhibit 99.2 hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Civil proceedings (securities laws) in the last five years: Same as (d) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 27, 2024 (the "Merger Closing Date"), pursuant to the Agreement and Plan of Merger, dated as of November 20, 2023 and as amended on August 26, 2024 (such amendment, the "Merger Agreement Amendment" and such Agreement and Plan of Merger as so amended, the "Merger Agreement"), by and among the Issuer (f/k/a Amazon Holdco Inc.), Jacobs Solutions Inc., a Delaware corporation ("Jacobs"), Amentum Joint Venture LP, a Delaware limited partnership ("Amentum JV") of which ASP Amentum Investco LP is a limited partner, and Amentum Parent Holdings LLC, a Delaware limited liability company and formerly a direct wholly owned subsidiary of Amentum JV ("Merger Partner" and together with the Issuer, Jacobs and Amentum JV, the "Merger Agreement Parties"), Merger Partner merged with and into the Issuer (the "Merger"), with the Issuer surviving. As a result of and as consideration for the Merger, Amentum JV received 90,021,804 Common Shares (the "Merger Consideration Shares"), representing 37.0% of the issued and outstanding Common Shares as of immediately after the effective time of the Merger.

On December 17, 2024, Amentum JV made pro rata distributions-in-kind of the Merger Consideration Shares (the "JV Distribution") to each limited partner of Amentum JV in accordance with its limited partnership agreement, including to each of ASP Amentum Investco LP and Amentum Holdings LP, a Delaware limited partnership. As a result of the JV Distribution, ASP Amentum Investco LP received 43,893,904 Common Shares in the aggregate and Amentum Holdings LP received 43,893,904 Common Shares in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3, 5 and 6 is hereby incorporated by reference in this Item 4.

Director Nominees

Benjamin Dickson, a managing director of American Securities LLC, and Connor Wentzell, a principal of American Securities LLC, are nominees of the Sponsor Stockholders (as defined below) to the Issuer's board of directors (the "Board") pursuant to the Stockholders Agreement (as defined below). Alan Goldberg, the co-founder and chief executive officer of Goldberg Lindsay & Co. LLC, an affiliate of LG (as defined below), and Russell Triedman, a managing partner of Goldberg Lindsay & Co. LLC, are also nominees of the Sponsor Stockholders on the Board pursuant to the Stockholders Agreement.

General

The Reporting Persons acquired the securities in the JV Distribution as described in Item 3 above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including the nominees of the Sponsor Stockholders on the Board, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5(a)-(b).

As of the date hereof, the Reporting Persons may be deemed to beneficially own 43,893,904 Common Shares held by ASP Amentum Investco LP, representing 18.04% of the outstanding Common Shares, based on 243,302,257 Common Shares outstanding as of December 6, 2024, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 17, 2024.

American Securities LLC is the sole stockholder of ASP Manager Corp., which is the general partner of ASP Amentum Investco LP. Each of the Reporting Persons other than ASP Amentum Investco LP may be deemed to share beneficial ownership of the Common Shares directly held by ASP Amentum Investco LP.

As a result of certain provisions of the Stockholders Agreement and the Shared Rights Agreement (as defined below) pertaining to the holding, voting and disposing of Common Shares as described in Item 6 below, the Reporting Persons may be deemed to share beneficial ownership of the securities owned by LG. The beneficial ownership reported in this Schedule 13D for the Reporting Persons does not include any Common Shares beneficially owned by LG. The Reporting Persons understand that, as required, LG is separately filing a Schedule 13D to report ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Other than as described in Item 3 above, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any person set forth on Annex A, have effected any transactions in Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Merger Agreement

On November 20, 2023, the Merger Agreement Parties entered into the Merger Agreement. On the Merger Closing Date, pursuant to the Merger Agreement, Merger Partner merged with and into the Issuer, with the Issuer surviving. Immediately after the effective time of the Merger, Jacobs' shareholders owned 51.0%, Jacobs owned 7.5% and Amentum JV owned 37.0% of the issued and outstanding Common Shares. An additional 10,948,598 Common Shares (the "Additional Merger Consideration Shares"), representing 4.5% of the issued and outstanding Common Shares, were placed in escrow, all or a portion of which may be released and delivered in the future to Amentum JV, depending on the fiscal year 2024 Aggregate Operating Profit (as defined in the Merger Agreement) of Jacobs' Critical Mission Solutions and Cyber & Intelligence government services businesses, which businesses were combined with Merger Partner pursuant to the Merger. Pursuant to the Merger Agreement, the Aggregate Operating Profit and any Additional Merger Consideration Shares released to Amentum JV will be determined based on Jacobs' Annual Report on Form 10-K for fiscal year 2024, which was filed with the Securities and Exchange Commission on November 25, 2024. The number of Additional Merger Consideration Shares to be released to Amentum JV (if any) has not yet been finally determined.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Merger Agreement Amendment, which are filed as Exhibits 99.3 and 99.4, respectively, hereto.

Stockholders Agreement

In connection with the Merger, on the Merger Closing Date, Amentum JV and the Issuer entered into a stockholders agreement (the "Stockholders Agreement") and, on December 17, 2024, ASP Amentum Investco LP executed and delivered a joinder agreement thereto. The Stockholders Agreement contains provisions relating to, among other things, the composition of the Board, certain other corporate governance matters, certain voting agreements, transfer restrictions, standstill restrictions, registration rights and information rights.

Under the Stockholders Agreement, Amentum JV and any Sponsor Transferees (as defined in the Stockholders Agreement) that become party to the Stockholders Agreement (each, a "Sponsor Stockholder"), including ASP Amentum Investco LP and LG Amentum Holdings LP, have a right to nominate a specified number of directors for election to the Board, depending on the number of Common Shares beneficially owned, in the aggregate, by the Sponsor Stockholders. Specifically, if the Sponsor Stockholders beneficially own, in the aggregate, at least 25.1% of the issued and outstanding Common Shares, the Sponsor Stockholders are entitled to nominate to stand for election five individuals (two of whom must qualify as independent) to a 13-member Board. If the Sponsor Stockholders beneficially own, in the aggregate, at least 15% but less than 25.1% of the issued and outstanding Common Shares, the Sponsor Stockholders are entitled to nominate three individuals (none of whom need qualify as independent) to a 13-member Board. If the Sponsor Stockholders beneficially own, in the aggregate, at least 5% but less than 15% of the issued and outstanding Common Shares, the Sponsor Stockholders are entitled to nominate one individual to a 13-member Board. If the Board consists of a number of directors other than 13, then the number of individuals the Sponsor Stockholders are entitled to nominate, if any, will be adjusted to be 5/12ths of the number of directors constituting the Board at any time the Sponsor Stockholders beneficially own, in the aggregate, at least 25.1% of the issued and outstanding Common Shares, 1/4th of the number of directors constituting the Board at any time the Sponsor Stockholders beneficially own, in the aggregate, at least 15% but less than 25.1% of the issued and outstanding Common Shares or 1/12th of the number of directors constituting the Board at any time the Sponsor Stockholders beneficially own, in the aggregate, at least 5% but less than 15% of the issued and outstanding Common Shares, in each case, rounded down to the nearest whole number, provided that, prior to the date on which the Sponsor Stockholders no longer own, in the aggregate, at least 5% of the issued and outstanding shares of Common Shares (the "Fallaway Date"), if rounding down would otherwise result in the Sponsor Stockholders being entitled to nominate a total of zero director nominees on the Board, such adjustment will instead be rounded up to one director nominee. From and after the Fallaway Date, the Sponsor Stockholders will no longer be entitled to nominate any individuals to the Board.

Under the Stockholders Agreement, until the later of (a) the second anniversary of the Merger Closing Date and (b) the date on which the Sponsor Stockholders cease to beneficially own, in the aggregate, a number of Common Shares representing at least 25.1% of the issued and outstanding Common Shares, the removal or appointment of the Chief Executive Officer of the Issuer requires the affirmative vote of at least two thirds of the Board excluding the Chief Executive Officer and any other recused directors. Further, prior to the first anniversary of the Merger Closing Date (or, in the case of the Chair (or Executive Chair) of the Board, prior to the second anniversary of the Merger Closing Date), the Sponsor Stockholders have agreed to vote their shares in favor of any director nominees nominated by Jacobs and shall not vote their shares in favor of the removal of any director nominated by Jacobs, other than for cause.

Under the Stockholders Agreement, until the first anniversary of the Merger Closing Date, the Sponsor Stockholders may not transfer any Common Shares owned by the Sponsor Stockholders (collectively, and subject to customary exceptions, the "registrable securities"), except to any equityholder of Amentum JV who is a current or former member of management of Merger Partner or any of its subsidiaries, to certain affiliates of Amentum JV in connection with the disposal by Amentum JV of substantially all registrable securities or to any person in a transaction approved by a majority of the Board (including at least one initial director proposed by Jacobs).

Pursuant to the Stockholders Agreement, the Sponsor Stockholders are subject to certain customary standstill restrictions, including certain restrictions on, among other things, acquiring Common Shares, engaging in solicitations of stockholders of the Issuer and nominating candidates for election to the Board (except in accordance with the Stockholders Agreement), until the earlier of (a) the date the Sponsor Stockholders are no longer entitled to nominate an individual for election to the Board and (b) the occurrence of certain change of control events involving the Issuer (such earlier time, the "Standstill Termination"); provided that notwithstanding the general Standstill Termination, the standstill restriction on acquiring or seeking to acquire additional Common Shares or other voting securities of the Issuer will terminate on the day after the second anniversary of the Merger Closing Date.

The Stockholders Agreement also provides the Sponsor Stockholders, subject to certain conditions and limitations, certain demand registration rights, shelf registration rights and piggyback registration rights with respect to registrable securities.

The Stockholders Agreement sets forth certain information rights granted to the Sponsor Stockholders.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 99.5 hereto.

Shared Rights Agreement

On the Merger Closing Date, ASP Amentum Investco LP and LG Amentum Holdings LP, each of which is a limited partner of Amentum JV and each of which received Common Shares pursuant to the JV Distribution, entered into a shared rights agreement (the "Shared Rights Agreement"), which became effective as of the date of the JV Distribution and sets forth certain agreements with respect to the joint exercise of the rights of the Sponsor Stockholders under the Stockholders Agreement.

Under the Shared Rights Agreement, each of ASP Amentum Investco LP, together with its Affiliated Transferees (as defined in the Shared Rights Agreement) (collectively, "AS"), and LG Amentum Holdings LP, together with its Affiliated Transferees (collectively, "LG" and together with AS, the "Sponsors"), has a right to select a specified number of the Sponsor Stockholder's nominees for election to the Board, depending on the number of Common Shares collectively beneficially owned, in the aggregate, by the Sponsors and the number of Common Shares directly held, in the aggregate, by each Sponsor.

Pursuant to the Shared Rights Agreement, prior to the first anniversary date of the Merger Closing Date, with respect to any election of directors to the Board, AS and LG shall vote as a single bloc in favor of the election of each director nominee selected by either AS or LG and, with respect to any other matter, the Sponsors shall vote as a single bloc for or against such matter as determined by mutual agreement. On and after the first anniversary date of the Merger Closing Date, for so long as the Sponsors collectively beneficially own, in the aggregate, a number of Common Shares representing at least 5% of the issued and outstanding Common Shares, the Sponsors shall vote as a single bloc in favor of the election of each director nominee nominated by either AS or LG.

In addition to the above, the Shared Rights Agreement contains provisions relating to, among other things, the selection of the Sponsor Stockholder nominees for membership of the committees of the Board, as the Lead Independent Director and as the chair of the Nominating and Governance Committee, in each case pursuant to the Stockholders Agreement, and the exercise of the registration rights under the Stockholders Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. -- Description

99.1 -- Joint Filing Agreement, dated as of December 23, 2024, by and among the Reporting Persons

99.2 -- Annex A, Certain Information Regarding the Executive Officers and Directors of the Reporting Persons

99.3 -- Agreement and Plan of Merger, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 filed with the Securities and Exchange Commission by the Issuer on July 15, 2024, as subsequently amended)
https://www.sec.gov/Archives/edgar/data/52988/000119312523281242/d855464dex21.htm

99.4 -- Amendment to Agreement and Plan of Merger, dated August 26, 2024, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 10 filed with the Securities and Exchange Commission by the Issuer on July 15, 2024, as subsequently amended)
https://www.sec.gov/Archives/edgar/data/2011286/000119312524215560/d774986dex22.htm

99.5 -- Stockholders Agreement, dated September 27, 2024, by and between Amentum Holdings, Inc. and Amentum Joint Venture LP (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on October 3, 2024)
https://www.sec.gov/Archives/edgar/data/2011286/000095015724001361/ex10-6.htm

## Signatures
- ASP Amentum Investco LP: /s/ Eric L. Schondorf, By: ASP Manager Corp., its general partner; Eric L. Schondorf / Vice President (12/23/2024)
- ASP Manager Corp.: /s/ Eric L. Schondorf, Eric L. Schondorf / Vice President (12/23/2024)
- American Securities LLC: /a/ Michael G. Fisch, Michael G. Fisch / Managing Member (12/23/2024)